FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Investment of 10% in the equity capital of Resurgent Power Ventures Pte. Limited

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed the following information to the stock exchanges in India.

ICICI Bank Limited, Bahrain Branch, has entered into a Subscription Agreement to invest in Resurgent Power Ventures Pte. Ltd. (“RPV”), a Power Platform created to facilitate investments in power projects in India by the ICICI Group and the Tata Group with Caisse de dépôt et placement du Québec (CDPQ, Canada), Kuwait Investment Authority (KIA) and State General Reserve Fund (SGRF, Sultanate of Oman) as partner investors.

The details, as required under Regulation 30 read with Schedule III to the Securities and Exchange Board of India (Listing Obligations and Disclosures Requirements) Regulations, 2015 and SEBI Circular dated 9th September 2015, are mentioned hereunder:

Sl. No.	Details/clarifications	Remarks
a	Name of the target entity, details in brief such as size, turnover etc.	Resurgent Power Ventures Pte Ltd, incorporated in Singapore
b	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”	No, the investment is not a related party transaction (s)
c	Industry to which the entity being acquired belongs	Power / Electricity. However, RPV has no existing operations
d	Objects and effects of acquisition (including but	The equity investment in RPV is a strategic investment to leverage the opportunities in the

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Sl. No.	Details/clarifications	Remarks
	not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	power sector. RPV, as a Power Platform, will facilitate investment in power projects in India. The Platform targets acquisition of controlling stakes in power generating companies, both conventional thermal, hydroelectric and transmission assets in India. Tata Power will be a strategic partner and will provide operations and maintenance services to assets acquired by the Platform.
e	Brief details of any governmental or regulatory approvals required for the acquisition	Not applicable
f	Indicative time period for completion of the acquisition	To be invested pro-rata with other shareholders based on periodic capital calls. Other shareholders include Tata Group, Caisse de dépôt et placement du Québec (CDPQ, Canada), Kuwait Investment Authority (KIA) and State General Reserve Fund (SGRF, Sultanate of Oman).
g	Nature of consideration – whether cash consideration or share swap and details of the same	Cash consideration
h	Cost of acquisition or the price at which the shares are acquired	At face value
i	Percentage of shareholding /control acquired and/ or number of shares acquired	10% shareholding
j	Brief background about the entity acquired in terms of products/ line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief);	RPV is a newly incorporated entity, which has no existing operations.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date: September 9, 2016	By:	/s/ Shanthi Venkatesan
Name : Ms. Shanthi Venkatesan
Title : Deputy General Manager